Filed by PhotoMedex, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Press Conference dated December 2, 2004

Subject Company: ProCyte Corporation

SAFE HARBOR STATEMENT

This press conference contains forward-looking statements within the Meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the release of this press conference include statements about future financial and operating results of ProCyte Corporation (“ProCyte”) and PhotoMedex, Inc. (“PhotoMedex”) and the proposed acquisition of ProCyte by PhotoMedex.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that ProCyte’s business will not be integrated successfully with that of PhotoMedex, costs related to the merger, failure of the ProCyte or PhotoMedex stockholders to approve the merger, risks relating to technology and product development, market acceptance, government regulation and regulatory approval processes, intellectual property rights and litigation, dependence on strategic partners, ability to obtain financing, competitive products and other risks identified in PhotoMedex’s and ProCyte’s respective filings with the SEC. PhotoMedex and ProCyte are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed merger, PhotoMedex will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4. The registration statement will include a proxy statement of Procyte and a proxy statement of PhotoMedex for a meeting of their respective stockholders to consider and vote upon the proposed merger. The registration statement will also serve as a prospectus of PhotoMedex with respect to the shares of PhotoMedex to be distributed to stockholders of ProCyte in the proposed transaction. PhotoMedex and ProCyte will file the proxy statement/prospectus with the SEC as soon as practicable. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PHOTOMEDEX, PROCYTE, THE MERGER AND RELATED MATTERS.

In addition to the registration statement and proxy statement/prospectus, both PhotoMedex and ProCyte file annual, quarterly and other reports, proxy statements, registration statements and other information with the SEC. You may read and copy any reports, statement or other information filed by PhotoMedex or ProCyte at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago,

Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Investors and security holders may also obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC’s web site at http: //www.sec.gov.

PhotoMedex, ProCyte, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of ProCyte and PhotoMedex with respect to the transactions contemplated by the merger agreement. A description of any interests that PhotoMedex’s or ProCyte’s directors and executive officers have in the proposed merger will be available in the proxy statement/prospectus.

The release of this conference is not an offer to purchase shares of ProCyte, nor is it an offer to sell shares of PhotoMedex common stock, which may be issued in any proposed merger with ProCyte. Any issuance of PhotoMedex common stock in any proposed merger with ProCyte would have to be registered under the Securities Act of 1933, as amended, and such PhotoMedex common stock would be offered only by means of a prospectus complying with such act.

Set forth below is the transcript of a conference call held on December 2, 2004 at which representatives of PhotoMedex, Inc. and ProCyte Corporation discussed and answered questions with respect to the proposed merger of the two companies, as announced in a press release dated December 1, 2004.

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CONFERENCE CALL TRANSCRIPT

PHMD - PHOTOMEDEX AGREES TO ACQUIRE PROCYTE CORPORATION

EVENT DATE/TIME: DEC. 02. 2004 / 8:00AM ET

EVENT DURATION: N/A

CONFERENCE CALL PARTICIPANTS

Jeff O’Donnell

Davis Woodward

Dennis McGrath

Jack Clifford

Dr. Rox Anderson

Stephen Hart

Debra Fiakas

Eric Peterson

Shai Gerson

Mike Stewart

Bill Turon

Frank Castle

PRESENTATION

Operator

Good day, everyone, and welcome to this PhotoMedex and ProCyte conference call. This conference is being recorded.

At this time, for opening remarks and introductions, I’d like to turn the conference over to the President and Chief Executive Officer of PhotoMedex, Mr. Jeff O’Donnell. Mr. O’Donnell, please go ahead.

Jeff O’Donnell

My name is Jeff O’Donnell. With me today are Dennis McGrath, our Chief Financial Officer; Mike Stewart, the Vice President of Operations; Jack Clifford, Chairman and CEO of ProCyte Corp; Dr. Rox Anderson, Director of the Wellman Center of PhotoMedex and a professor at Harvard Medical School; and Davis Woodward, in-house counsel for PhotoMedex.

Before we go any further, I would like Davis to read the Safe Harbor statement.

Davis Woodward

It would be my pleasure. The information provided in this conference call provides forward-looking statements, within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements provided in this conference call include statements about future financial and operating results in the proposed acquisition of ProCyte Corp by PhotoMedex, Inc.

In connection with the proposed acquisition, PhotoMedex will file with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4. The registration statement will include proxy statements for both ProCyte and PhotoMedex, for meetings of their respective stockholders to consider and vote upon the proposed acquisition.

The registration statement will also serve as a prospectus of PhotoMedex, with respect to the shares of PhotoMedex to be distributed to shareholders of ProCyte Corp in the proposed transaction.

PhotoMedex and ProCyte Corp will file the proxy statement prospectus with the SEC as soon as practicable. Investors and security holders are advised to carefully read the proxy statement prospectus regarding the proposed acquisition transaction when it becomes available, because it will contain important information about PhotoMedex, ProCyte Corp, the acquisition and related matters.

Investors and security holders may also obtain a free copy of the proxy statement prospectus, when it is available, and other documents filed by the companies, at the SEC’s Web site at www.sec.gov.

Thank you.

Jeff O’Donnell

Thank you, Davis.

With that said, let’s get right to the exciting news. Last night PhotoMedex and ProCyte issued press releases announcing PhotoMedex’s acquisition of ProCyte.

The purpose of this call is to provide you with the background on the acquisition and give you an opportunity to ask questions. The agenda for today’s call will be as follows.

Dennis McGrath will review the details of the agreement, I will discuss the strategic advantages of the acquisition and the value that ProCyte adds to PhotoMedex, and Jack Clifford will address the combined sales organizations. Jack will speak specifically to the efficiencies of equipping ProCyte’s 25-person sales organization with both the XTRAC laser treatment for psoriasis and their specialty dermatology and pharmaceutical products.

The combination of these two companies’ product lines will provide exciting synergies and a larger value proposition to the dermatologists’ offices worldwide.

Again, allow me to remind you that my remarks and the ensuing discussions are based on my vision of the future and, therefore, actual results could differ materially from those described. I refer you to the Safe Harbor statement in yesterday’s press release.

In addition, we will be filing a proxy statement and prospectus with the Securities and Exchange Commission regarding the acquisition and urge all investors to read it once it is filed. The definitive proxy statement and prospectus should be read before making any decision concerning this acquisition.

This call should not be considered an offer to purchase or a promotion to buy or sell shares in PhotoMedex or ProCyte Corp.

FINAL TRANSCRIPT

We’re pleased to announce the signing of a definitive agreement for PhotoMedex to acquire ProCyte Corp., a transaction that has been approved by the Board of Directors of both companies. This is a very important event for PhotoMedex and we take great pleasure in welcoming the ProCyte management, staff and shareholders to the call, and look forward to the closing in the first quarter of ‘05.

As a result of this acquisition, PhotoMedex will immediately increase its sales organization fivefold and marketing infrastructure from 1 to 7. This new team will launch the PhotoMedex XTRAC laser system and take full advantage of the ProCyte products sales opportunities within the dermatology market. We believe we are knocking on the door of a fully reimbursed environment for the XTRAC, a situation that requires that we ramp up our current sales and marketing infrastructure to satisfy the demand and fully develop its potential.

The new U.S. dermatology sales organization will be focused on facilitating the placement of the XTRAC laser systems in dermatologists’ offices throughout United States. Our [geo]graphic span will increase and the post-sales support of our combined dermatology offerings will be greatly enhanced.

As a result, the shareholders of both companies will see great benefit in this acquisition from many vantage points, but mostly in the form of increased earnings per share, that is derived from high-margin revenue and growth. We believe the combination of physician-dispensed specialty products, with the availability of state-of-the-art laser treatment for skin disorders, will open up an even wider financial horizon for many of our physician partners.

We have broadened our product offering. We know that physicians — the physicians that we target — desire to expand their practice. We know they desire to provide the best clinical outcomes for their patients, and we know that they desire to retain and increase their revenue bases. Our combined product offerings in dermatology, as a result of this acquisition, satisfies all of those desires.

The ProCyte product line, dispensed in dermatologists’ office, features clinically proven technologies in skin care. The introduction of the highly profitable Neova products for skin rejuvenation, ProCyte acne complex gel, and many of the products that incorporate GHK copper peptide technology, provide the dermatologists with an exciting, profitable opportunity.

Copper is the micronutrient and essential activator proven in clinical studies to increase collagen, elastin, and tissue repair. Because human cells recognize and rapidly accept copper, the GHK copper peptide delivery system mimics the body’s own autoimmune transport system.

Out of all the specialty pharmaceutical companies dispensing products in doctors’ offices, our scientific advisory board — chaired by Dr. Rox Anderson — recognize ProCyte as distinguished from the crowd due to the significant science behind its products. ProCyte’s products are backed by numerous clinical studies, tracking thousands of patients, providing significant and meaningful data.

This is a $2 billion market, with significant growth potential. We are dealing with a rapidly growing baby boomer and aging population that not only wants to feel good but insists on looking good as well. The dermatologists have recognized that their role transcends the single pursuit of skin disorder management, and now more fully embraces the need to offer their patients an ability to pursue the proverbial fountain of youth as well.

PhotoMedex is committed to meeting the needs of our dermatologist partners, and we believe that the acquisition of PhotoMedex and ProCyte, or the merger of PhotoMedex and ProCyte, will provide them with the means to pursue both goals.

The distribution network is my first priority in the successful merger of these two companies. It is imperative to establish a strong, efficient sales force as a vehicle for the XTRAC and ProCyte products. With approximately $14 million of business in ‘04 and an anticipated 25 percent-plus increase in business to ‘05, the ProCyte products which have an average of 70 percent profit margin, will not only add to the topline revenue of PhotoMedex but will also be a meaningful contributor to the achievement of higher earnings in a shorter period of time.

It is our expectation that the combined companies will be cash flow-positive immediately.

In addition to the domestic distribution advantages that ProCyte adds to PhotoMedex, we believe there is clear growth potential in the international arena as well. We anticipate introducing ProCyte products through our 21 distributors outside the United States, opening the door to a market that ProCyte had only recently started to penetrate.

Our balance sheet. The ProCyte financials are expected to show an estimated $6 million in cash and no outstanding debt at the close of this acquisition. On a combined basis, PhotoMedex will strengthen its balance sheet and double its cash position to just under 10 million, post-deal. The combination of the two companies provides an overnight transformation of PhotoMedex, elevating it to the level of a premier distributor, manufacturer and marketer of dermatology products.

The new company will continue to strongly emphasize dermatology products and treatments. It will double sales, increase earnings and working capital by more than twofold, through the implementation of its highly successful marketing philosophy of placing products in the dermatologist’s office for profit, thereby maintaining our common goal for consistent growth through a now-expanded recurring revenue stream.

FINAL TRANSCRIPT

I will now turn the call over to Dennis McGrath, who will review the details of this exciting transaction.

Dennis McGrath

Thanks, Jeff and good morning, everyone.

PhotoMedex will acquire ProCyte by merging both companies at an exchange ratio of 0.662 PhotoMedex shares for each share of ProCyte. With the current outstanding shares of ProCyte at 15.8 million, this approximates 10.5 million shares to be issued, subject to exercise of options, prior to closing.

Using yesterday’s closing price for PhotoMedex, this would put the value of the transaction at approximately $24 million. Part of the assets acquired include cash of approximately $6 million. ProCyte shareholders will own approximately 21 percent of the combined companies’ stock, after the effective date of the merger. We will assume certain ProCyte stock options, exchanging them for approximately 1.3 million PhotoMedex option shares at an average strike price of $1.73.

Procyte’s book value is approximately 21 million, which includes about 6 million in cash, 1.5 million in current liabilities, and no long-term debt.

The process between here and closing will be the completion and filing of certain SEC documents and registration requirements, together with a ProCyte shareholder meeting to vote on the transaction and a PhotoMedex shareholder meeting to vote on the transaction. It is anticipated that the transaction will close sometime in the first quarter of next year.

Although limited in what we are allowed to say, some of the major financial business points of ProCyte are as follows — PhotoMedex revenues on a combined, pro forma basis more than doubled from 2003 to 2004, putting us north of 30 million in revenue. ProCyte’s revenue rate for 2004 is about 13.5 million, which would represent a 17 percent increase over the prior year, with all of its revenue from recurring revenue sources.

2005 revenues are expected to grow at greater than 25 percent. The dermatologist as a common call point provides obvious sales and marketing synergies and, clearly, adds some critical mass to our sales requirements for 2005, as brought on by the expected reimbursement environment.

With regard to integration savings opportunities, our expectation is similar to our experience when acquiring SLT, also a public company at the time in December 2002. Integration savings opportunities appear to be in the millions of dollars without considering any impact on our current multiple manufacturing locations.

Post-closing, PhotoMedex is expected to be cash flow positive. Just in the first three quarters of this year, ProCyte generated net cash flow of 1.5 million, on 10.1 million of revenues, or about 500,000 per quarter.

Overall product gross margins were 70 percent with many product lines upwards of 90 percent. In the current quarter, ProCyte shed itself of an extremely expense-laden manufacturing facility that accounted for an impairment loss in 2003 of nearly 700,000, together with an incremental impairment loss in 2004 of approximately 319,000.

In 2003, this — together with other nonrecurring charges — accounted for a little over 1.4 million in P&L charges.

For the three quarters ended September 30, 2004, ProCyte generated a pretax income of about 7 percent, after adjusting for an asset-impairment loss. The merger is accretive to PhotoMedex and will accelerate our corporate profitability. We expect that the cross-selling opportunities — that is, the ProCyte sales force selling XTRAC procedures and the XTRAC sales force providing our existing customers the practice enhancements that ProCyte products provide — will create upwards selling momentum on each of our product lines, particularly as we take on greater importance to the supply chain of each individual dermatology practice.

In addition, ProCyte has recently added two lines of business.

First, ProCyte acquired a line of medical spa products that has its own dedicated sales force. There is an expectation for this area to gain some substantive traction in 2005. We believe that the XTRAC also belongs in this type of center.

Secondly, ProCyte has a newly added category called direct response, whereby its products are used to fulfill mail-order specialty dermatology products promoted by Nicolette Sheridan of “Desperate Housewives”. This area is also expected to substantially increment revenues in 2005. These two substantive growth areas, combined with newly dedicated resources for international market penetration, create the prospect of increasing rate of growth in 2005, even without the benefit of cross-selling opportunities previously mentioned.

That’s a quick snapshot. More historical details are provided in ProCyte and PhotoMedex public filings. We expect the proxy and registration materials to be filed with the SEC, and available for your review, will be submitted shortly, and once filed will be available off the PhotoMedex and SEC websites.

Let me turn it back to Jeff for more information on the combined companies.

FINAL TRANSCRIPT

Jeff O’Donnell

I’d now like to hand the call over to Jack Clifford, Chairman and CEO of ProCyte Corp, for his insights.

Jack Clifford

Thanks, Jeff, and good morning to everyone and welcome to our call. I really appreciate the opportunity to give you a brief description of ProCyte. And to let you know how excited we are about joining forces with PhotoMedex.

Now, a little bit about ProCyte. Our Company was formed back in 1986, and over that period of time we focused all of our research and development efforts, investing over $100 million on the activity of copper and other metallic peptides in the human body. In our early work in wound care allowed us to obtain a 510(k) approval for wound care products, and these were the initial product we began selling.

This eventually led us into the dermatology and cosmetic surgery markets, where we use our technology and, through a direct sales force, offer a variety of products for both pre- and post-procedure use and for daily-use anti-aging products.

The primary focus of our technology is the delivery of copper through the patented GHK peptide delivery system. And at ProCyte we’ve worked very hard to create a balance between science and our products. We offer the dispensing physician innovative products that have proven results and clinical studies have shown a dramatic improvement appearance of fine lines and wrinkles, hyperpigmentation, skin firmness. And this is always with use of our Neova products which contain the GHK copper peptide complex.

Now, we know that the GHK copper peptide is an activator of the building blocks for collagen and elastin, which are very important components of healthy skin. At a recent American Academy of Dermatology conference, leading physicians identified copper peptide as an important ingredient in providing skin with the essential factors to help tissue repair itself as a key anti-aging material.

It has always been ProCyte’s goal to provide the dermatologists with safe and effective products, and this goal we believe we have attained and we are moving forward with.

Another example of the increased awareness of the copper peptide anti-aging products was an article in the Sunday Parade magazine recently, which identified copper peptide as one of the top five ingredients that contain the latest science in skin care products.

Besides selling to the dermatology and cosmetic surgery markets with our own sales force, ProCyte has a license and supply agreement with Neutrogena, a Johnson & Johnson Company, and they sell products into the mass retail market. And as was mentioned, our products are also sold directly to consumers via a direct mail DVD infomercial, by another one of our licensees. The spokesperson for the New Glow products is Nicolette Sheridan, and she’s one of the stars of the top-ranked ABC show, “Desperate Housewives”.

But our primary focus has been on sales and marketing. We’ve developed strong brands in the dermatology market such as Neova, Complex Cu3, GraftCyte and in a recent survey, conducted by one of the leading trade journals, ProCyte was ranked in the top ten of the most recognized companies in the dermatology market. And this is up against companies like Neutrogena and L’Oreal.

Our most valuable asset for the new company is our technology, coupled with our sales and marketing expertise. I think just as PhotoMedex has been searching for additional, profitable products for its dermatologists, ProCyte over the last several years has been looking for new products, services and companies, which would provide value to our customers and leverage to our sales and marketing organizations. I think the combination of ProCyte products with the XTRAC laser system, will provide the dermatologists with products that combine science, excellent clinical outcomes, and significant profit opportunity for their practices. I also believe — and I know Jeff believes the same — that the sum of the parts are greater than the whole. Both companies will be stronger, more productive, and offer increased shareholder value. I believe we’re going to create a very valuable, new medical device company, with a major emphasis in dermatology — and we feel that that’s going to be welcomed by our customer base, and I’m sure our shareholders will enjoy watching the revenue and earnings grow, the product lines expand, and marketshares increase and our distribution channels expand.

That’s a very brief overview, and I appreciated your time. At this point, I will turn it back to Jeff O’Donnell.

Jeff O’Donnell

Thank you, Jack. At this point, I’d like to turn the call over to Dr. Rox Anderson, director of the Wellman Center of Photomedicine and a professor at Harvard Medical School, for his input and insight.

Dr. Rox Anderson

Hello. Yes, I will give you a brief history of my contact with PhotoMedex, which starts almost ten years ago, with the recognition that the excimer laser could be used in dermatology as an alternative to the conventional ways we do phototherapy for psoriasis.

FINAL TRANSCRIPT

At that time it was just a nascent idea, and through the past 10 years, PhotoMedex has grown really by taking a very appropriate strategy and set of research investments over that time, and just to characterize that process — for those of you may be joining from the ProCyte point of view — I think it’s an example that I look at as the prowess of the management and the ability for PhotoMedex to really stick with a good vision and turn it into reality. So the Company went from making early prototype lasers, doing Phase I clinical trials, to the point of getting a 510-K approval, and then fought the battles that are often fought about getting reimbursement. Initially, the formation of a strategy and the successful one for getting a CPT Code that gave appropriate value to the procedure, for dermatologists like myself who use it. And then the reimbursement from the private sector, if you will, of the insurance companies — and that chapter is just about I think to close. There’s a growing recognition of the value of using excimer laser as a treatment for psoriasis, which is a very common and nasty skin disease. It’s not a cure — it’s a treatment — and we don’t have a cure yet.

During that same ten years, there have been the emergence of very powerful biological drugs that help patients with severe psoriasis, but are extremely expensive. And in an interesting kind of twist of fate, the presence of these highly-touted biologic drugs in a way makes the XTRAC laser an even better alternative, because we are taking patients with extremely severe disease and putting them into the more moderate category, and these are the patients where the XTRAC makes sense. It has also been the case that those who pay for the cost of medical care are looking now at alternatives that are much more expensive, from their point of view, to the XTRAC. And so the ability to have an efficient way to take care of our patients — bring them a lot of benefit in an affordable way through the medical healthcare system, is kind of where we are at right now. So I guess my first general comment is that this merger of two companies is coming at a great time, from the point view of the dermatologists and what we have established in our knowledge of how to use the excimer laser. But the other comment I’d like to make is that I’m very excited about the combination of topical agents such as the ProCyte line, which affects wound-healing and the sort of health, if you will, of the dermis, during the process of aging and photo aging, which is a little different than just letting the years go by; it has to do with the damage that sunlight does to us.

The exciting thing here is that lasers and other energy-based sources have been used recently with a lot of good effect for treating aging and photo aging. And a little bit of new stuff really related to wound-healing, and in a very separate way there is ProCyte, and its history has shown that there’s a successful way to approach the same problems with topical agents. There’s actually very little been done to combine these things, in a serious way, and I think that the combined company is now poised to take a new approach in essence to the combination of drugs and devices, or cosmeceuticals, if you will, and devices which I think is a very interesting way to go forward. So with those comments just as a dermatologist and scientist, I’m very excited about the Company. It’s well-positioned, it’s got good management, and I think the future looks pretty good for the combination.

Jeff O’Donnell

Well, thanks, Dr. Anderson. I am sure ProCyte will prove to be a very good acquisition for PhotoMedex, keeping in mind that our goal will always be increased earnings potential, increased revenue, increased market share, and strong distribution for our dermatological products. PhotoMedex has spent the last four years focused on developing the XTRAC laser system to be the standard of care for psoriasis, and expanded its utilization to include dermatitis, vitiligo and leukoderma. Our business model calls for the placement of the XTRAC laser at no upfront cost to the dermatologist, and revenues are billed on a per-procedure fee basis. Until now, reimbursement has been the major obstacle for [PhotoMedex] to overcome hindering the expansion of our laser placements and procedural growth. We now have positive payment policies covering 65 percent of the insured population in the United States, and believe that that number will increase significantly in the very near future, with three new insurance companies that just came onboard — Empire Blue Cross and Blue Shield of New York, Blue Cross of Michigan, and Medical Mutual of Ohio currently implementing policies for the XTRAC procedure, a process expected to be completed at the start of the first quarter.

As previously noted, we are subject to the insurance companies’ timing. Their internal procedures vary by company — however, the current estimates from these three companies are that early in the first quarter, their respective processes will be complete. So while the quest for full reimbursement is not completely over, the obstacles are not as great. And our focus has changed to the rapid expansion of the XTRAC laser and procedures.

With that, we believe that all things now are in-place to increase the placements of lasers, and investing in marketing of total practice commitment programs — focused on the vigorous promotion of the XTRAC procedure within the doctor’s office, and into awareness programs in the communities surrounding that office. In combination with ProCyte, we will be better positioned, with the field infrastructure and working capital to execute and fund these programs, expand PhotoMedex’s dermatology product offering, and increase overall revenues.

The Company will have an even greater proportion of its business concentrated in revenue streams and enhanced opportunities to provide accelerated growth of revenue and profits through the expanded infrastructure. We believe that PhotoMedex is currently utilizing the business model that will become the model for most healthcare companies. We adopted this model knowing quite well that physicians are as interested as we are in increasing their revenues, decreasing their upfront costs, and providing standard

FINAL TRANSCRIPT

of-care procedures. The addition of ProCyte further develops that business model.

The field of dermatology is expanding into the aesthetic market. Our customers are changing, and we need to keep the pace. ProCyte’s skin care products answer that need. Therefore, we believe ProCyte is a timely addition to PhotoMedex. Just as the SLT acquisition two years ago provided us with the physical infrastructure and expanded revenues, so will the ProCyte acquisition provide us with the sales infrastructure and dermatological revenues that are now needed, in order to continue the acceleration of our expanded efforts for the XTRAC.

We believe that we’ve now proven in the past — we believe that we have proven, in the past, that this management team possesses the necessary skill sets to integrate quickly. I am confident that the combined companies will have significant, relevant and achievable cost savings opportunities, similar to the opportunities realized in the SLT acquisition. In that acquisition, $2.5 million of annualized cost savings were accomplished in the first six months. Similar opportunities with ProCyte in the form of overlapping expenses, are also in the millions. To this point, the combination of PhotoMedex and ProCyte, from both a business and financial point view, is expected to be immediately accretive to the P&L, balance sheet, and as a natural result, to the shareholders.

In summary, the acquisition of ProCyte has, number one, stabilized our balance sheet; number two, broadened our product offering; and number three, increased our sales organization five-fold. With that, I would like to open the floor up for questions.

QUESTION AND ANSWER

Operator

Thank you, Mr. O’Donnell. (OPERATOR INSTRUCTIONS) Stephen Hart, Siar Capital.

Stephen Hart

Good morning, welcome to the team. Congratulations on what looks and sounds like a terrific acquisition. Obviously as you stated, it strengthens the balance sheet, brings positive cash flow from day one — not counting potential duplicative expenses including public company expense that can be knocked out. In addition, it brings you beyond being a one-product company, and perhaps most importantly, bolsters your sales team by factor of 5 to a total of 30, in a time-frame which looks like most important to you guys as you’re gaining significant reimbursement coverage. So, from a long-term shareholder perspective, Siar Capital would like to say we’re pleased with the progress and look forward to the future.

In regards to the combined new, 30-person sales team, can you add color on a couple things? One, how significant of a market penetration, in terms of number of dermatologist relationships ProCyte brings? Number two, when do you expect to have ProCyte’s additional 25 salespeople trained and ready to begin selling the XTRAC?

Jeff O’Donnell

Thanks a lot for the accolades. You’ve been a long-term shareholder and I appreciate the fact that you see those synergies. We’ve got 158 franchises in the United States right now. That means we partner with 158 dermatologists, placing the XTRAC at no charge and charging a per-procedure fee.

ProCyte has 2200 customers in United States, so we have an opportunity obviously to expand our horizons. There are 11,000 overall in the United States. 70 percent of those dermatologists sell about — or 3200 of those dermatologists sell about 70 percent of the prescription drugs for skin disorders, like psoriasis. So our target market is about 3200 of the 11,000 that are out there; ProCyte has got 2200 existing accounts. Obviously, we think that will turbocharge our efforts and broaden our immediate relationships with those accounts.

Now the training — you asked about the training. The AAD comes up in the third week of February. We expect this transaction third or fourth week of February. We expect this transaction to be completed in the next 60 to 90 days — 60 days would be best. So I think that Jack and I are going to take full advantage of integrating the sales forces on paper now, and then obviously having big training programs and a coming-out party at that most important event — the number one meeting in the United States is the American Academy of Dermatology, and that will be in New Orleans this year.

Next question?

Operator

Debra Fiakas, Crystal Equity Research.

Debra Fiakas

Good morning and of course this morning, I’m calling on behalf of West Rock Advisers. I was hoping to continue the discussion about ProCyte’s sales infrastructure and its customer base. You mentioned that they have 2200 customers. Of that 2200, how many

FINAL TRANSCRIPT

of them are dermatologists that would have any kind of extensive disease-management or psoriasis practice?

Jeff O’Donnell

Well, they call on both the cosmetic dermatologist and the disease-management dermatologist. So they would have a split in there and it would probably be about 50-50, because that’s about the way the market is right now.

We took a look at their customer list, and out of the 158 customers that we have right now, about 18 of the top 30 accounts already dispense ProCyte products. This leaves us a big opportunity to expand that brand to the rest of them, and I think ProCyte products have a lot of credibility in the scientific world, and we’re going to get out there with a new expanded sales force, them having 25 reps, us only having 5 sales representatives; collectively having 30 sales representatives, and collectively having a more exciting product line with the combined lines.

Debra Fiakas

Do you at this point believe there will be more sales opportunities for the ProCyte sales reps selling into relationships already established by PhotoMedex? Or is it that the ProCyte sales reps will be able to call on new customers with their expanded portfolio, that would now include the XTRAC system?

Jeff O’Donnell

I think both sales forces independently really have a void. I think the XTRAC sales representatives obviously provide an exciting opportunity and value proposition for the dermatologists. But that’s all they’ve got. They’ve got the XTRAC. And we are seeing doctors ask us for what’s next and what else do you have, and we really have nothing else.

The ProCyte product lines are used post-procedurally, meaning that a lot of their products are used after derm-abrasion, after skin resurfacing, and after some of these procedures in the hospital. So now they have the ability to place lasers, and we obviously sell a lot more lasers than just the XTRAC, but we’ve placed lasers and the follow-up kits for the patients to take home, and remedy and make better their cosmetic procedures. So I think we’ve got a great combination, we’ve become very important to the doctor. My goal is to have the physician, the doctor, the dermatologist look at the PhotoMedex sales representative as a partner, and for our sales representative to look at the doctor as a partner and not a customer, because we want to be providing the doctor with the most profitable products and partnerships possible.

Debra Fiakas

And then maybe just one last question I’ll let — regarding the sales infrastructure— and I will let someone else jump in. Maybe just give us — characterize a little bit more, the sales role that the ProCyte people can carry out in their customers’ offices. Is there a consultative approach? Do they advise on marketing programs, that sort of thing?

Jeff O’Donnell

Jack do you want to answer that question?

Jack Clifford

Yes, sure, Jeff. Thank you. They actually do a little bit of all of those things. First, they have to identify those physicians who are dispensing products, selling products from their office, then go in there and create a need and talk about our technology and why it works better, and what it does. And then certainly, assist them in merchandising. We’ve done quite a bit of work in terms of brochures that we’ve developed, we do training programs. We just had a training program here in Phoenix yesterday, where we have speakers come in and educate the office staff and the physicians. So we do a number of different things to help promote the product, the technology, and to increase demand.

Operator

Eric Peterson, ECP Research.

Eric Peterson

A question for Jack — I believe sales to Neutrogena were down this year. If that’s correct, could you explain why?

Jack Clifford

Yes, we have two different types of sales to Neutrogena; we sell them raw material, and then we obtain some royalties. And in the previous years they had placed some large orders that they had received to fill an order from a large customer, which I believe was Wal-Mart. So in our history, if you are able to go back and look at it, the supply of the raw material has always been something very unpredictable for us. They place their orders when they get orders,

FINAL TRANSCRIPT

and it moves up and down. The royalty stream has been more steady, from that sense. So that’s what we’ve been able to determine at this point in time.

The other thing we’ve noticed is that they have released a new product in the third quarter, August time-frame, and that’s just starting to work its way into the mass retail markets.

Eric Peterson

Thanks.

Operator

Shai Gerson, Corsair Capital.

Shai Gerson

Good morning. Can you just say — I must have missed it — the states that you won and the total lives that that covers, and when that goes into effect?

Jeff O’Donnell

The reimbursement — Mike do you want to take that? Mike Stewart’s with me. Mike runs the reimbursement program here at PhotoMedex. We just did announce three new companies today.

Mike Stewart

Yes, the Empire Blue Cross and Blue Shield of New York, which is the largest insurer in New York City, covers about 4.5 to 5 million lives, is in the process of putting their policy out, and will probably be in-place around — January 1st is what they had indicated to me. In addition, Blue Cross Blue Shield of Michigan — about the same size and the largest insurer in Michigan— has changed their policy; they are in the process of putting it out, and that will be effective — it’s actually already effective, it just hasn’t been properly announced yet through their system. But that should be really at any time now.

The third one is a company that’s in Ohio; we already have Anthem in Ohio. One of the companies we were missing was Medical Mutual of Ohio. That adds about 2 million covered lives. So in total it’s right about 12 million covered lives from the previous companies.

Shai Gerson

And all these were I guess it, even though I haven’t gone into the Web sites, were obviously approved for you guys to discuss, so it’s a done deal?

Mike Stewart

Yes.

Shai Gerson

Excellent. All right, great job. Thank you.

Operator

(OPERATOR INSTRUCTIONS) Bill Turon, CBT Enterprises.

Bill Turon

My question is to Jack Clifford. I’m very disappointed with the — being acquired; I think, looking at the financials, you should have been the acquirer. We had $100 million invested. I think taking paper, 24 million in paper with 6 million in cash, with the profit margins that we have, I think you didn’t look at all the opportunities. I think you could have purchased back 2 million shares very easily, and if you did, what would the price of ProCyte be today?

Jack Clifford

Okay, well, there are a couple of different things. In terms of looking at our opportunity to acquire versus someone else’s opportunity to acquire, you know, the fact that we’ve been on the over-the-counter bulletin board market over a period time has been very difficult for us. And it has become a very difficult share to use as currency.

We have over the past several years done very well in terms of earnings. In 2002 we earned 10 cents a share; we made some investments in ‘03, and in infomercial; we’ve made some acquisitions. None of those have had any impact at all on our share price. And I think we have been very actively looking at various companies, and it’s been very difficult to try to make an acquisition.

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We believe, in looking at this, that it’s a very fair transaction. I’m a very large shareholder in the Company, and I believe stock is the way to go, because it allows us to participate in a very strong way, and it unlocks all the value that we’ve been creating over a period of time.

Stock buybacks have been talked about over a long period of time by the Board, and we took a lot of outside advice from investment bankers, from other brokers and other knowledgeable people, and it was decided that this would not be an effective approach. Some of the cash, by the way, has only accelerated in the last year. We’ve added, as Dennis mentioned, well over 1.5 million in cash just this year, and it was no more than about two years ago that we were at about 2 million in cash. So, I’m very positive about it. I think that the market’s changing, dermatology companies are aggregating; there’s critical mass — an important factor — and I think now is the right time to make the move, and that’s why we did it.

Jeff O’Donnell

Jack, this is Jeff. I’ll add to that. I really welcome the ProCyte shareholders to the team. I think that the combination of these two companies — one plus one does equal more than 2. And I think that’s been proven out by our due diligence and talking to doctors about combination therapies and not being myopic and trying to have a broader product line and a larger value proposition. So I appreciate the opinion, but I think as my opinion is — mimics Jack’s, that we’re going to build tremendous value for our shareholders together.

Next question?

Operator

Frank Castle, Andover Research.

Frank Castle

Good morning, gentlemen. You stated at least once or twice that you would be saving millions of dollars. I just wonder where that’s going to come out of. I noticed that ProCyte spends about — how much, Jack? — in R&D, and about 4 million a year in SG&A. Are we eliminating costs here, or is it on the other side? Thank you.

Dennis McGrath

Hey Frank, this is Dennis McGrath, the CFO. Let me comment on that. We’ll be more detailed in proxy statements coming out. And so we are a little bit limited in the specificity I can give you. But when you’ve got two public companies, each company is spending on governance fees, D&O insurance, property and casualty, legal and audit fees. ProCyte will face in the upcoming year, compliance issues that PhotoMedex has faced this past year, the Sarbanes compliance — which is not an inexpensive task — that could be upwards of $500,000 alone. These are all low-hanging fruit items, and our past experience with a similar public company, as mentioned — SLT — that accounted for the largest portion of the integration. All those low-hanging fruits, legal fees, accounting fees, compliance fees, insurances — they amount to an awful lot of money in a public environment. And consequently, that’s why we are confident that there are a number of opportunities when you put both companies together.

Jeff O’Donnell

I would also offer to the ProCyte shareholders to get more educated on the PhotoMedex company. We’ve got a fabulous Web site at photomedex.com. We also have our last conference call on the investor relations section of our Web site, which can be listened to.

Next question?

Operator

There are no further questions. Mr. O’Donnell, I will turn the conference back to you.

Jeff O’Donnell

Well, thank you. Thank you for those questions and your interest. Let me just leave you with this. Our vision to provide dermatologists with the best products, utilizing recurring revenue system, and blending devices and specialty skin care products is soon to be a reality. The XTRAC is ready, the reimbursement team at PhotoMedex has done an excellent job in bringing on the insurance companies, educating them on the XTRAC system, pointing out that it is safe and effective and will pose no additional cost. With that, our expectations are that we will be in a fully-reimbursed environment in a short time frame, and the need of infrastructure that is going to enable us to expand our distribution throughout the United States, and expedite our penetration into the dermatology market is necessary. By acquiring ProCyte, we will more than double revenues, increase earnings, and put in-place a much-needed expanded sales and marketing team. This acquisition makes sense fundamentally and financially. It adds horsepower to the XTRAC sales force, with which we will expedite the growth of our bottom-line.

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Thank you for joining us, thank you for your interest. If you need to get in touch with Jack Clifford, you can contact him at ProCyte; Dennis McGrath, Mike Stewart and myself can be reached at PhotoMedex.

Thank you, and have a great day.

Operator

This concludes today’s conference. We thank you for your participation. You may disconnect at this time.